Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated August 14, 2026 relating to the Class A common stock, par value $0.00001 per share, of Forgent Power Solutions, Inc. shall be filed on behalf of the undersigned.

COATUE MANAGEMENT, L.L.C. By: /s/ Philippe Laffont
Name: Philippe Laffont
Title: Authorized Signatory

PHILIPPE LAFFONT By: /s/ Philippe Laffont